UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As disclosed previously, on June 9, 2025, WANG & LEE GROUP, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors identified therein (the “Investors”) relating to a private placement by the Company of senior convertible notes (the “Original Notes”) in the aggregate amount equal to US$8,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares (the “Ordinary Shares”), no par value per share (the “Offering”), for net proceeds of approximately US$3,570,000.

On July 11, 2025, the Company entered into an amendment (the “Amendment”, and the Original Notes, as amended, the “Notes”) to the Original Notes with certain accredited investors. Under the Amendment, the conversion price shall in no event be less than the floor price as defined in the Amendment.

The foregoing summary of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, the form of which is filed as Exhibit 10.1 to this report and is incorporated herein by reference.

Item 9.01. Exhibits

(d) Exhibits.

Exhibit Number	Description

10.1	Form of Amendment No. 1 to Senior Convertible Note dated as of June 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer